ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held December 6–8, 2016, the Board of Trustees approved the establishment of the John Hancock Multifactor Developed International ETF (a series of John Hancock Exchange-Traded Fund Trust).